FORM 27
MATERIAL CHANGE REPORT

SECTION 75(2) OF SECURITIES ACT (ONTARIO),
SECTION 84(1)(b) OF THE SECURITIES ACT (SASKATCHEWAN),
SECTION 118(1) OF SECURITIES ACT (ALBERTA),
SECTION 67(1) OF SECURITIES ACT (BRITISH COLUMBIA),
SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA),
SECTION 76(2) OF SECURITIES ACT (NEWFOUNDLAND).

Item One - Reporting Issuer

NovaGold Resources Inc.
PO Box 2020, 48 Gerrish Street
Windsor NS B0N 2T0

Item Two - Date of Material Change

May 22, 2002

Item Three - Press Release

The attached press release was issued in Vancouver, British Columbia.

Item Four - Summary of Material Change

On May 22, 2002, NovaGold Resources Inc. announced the first summary results from the 2002 Preliminary Feasibility Study exploration program from the Donlin Creek gold deposit in Alaska.

Item Five - Full Description of Material Change

On May 22, 2002, NovaGold Resources Inc. announced the first summary results from the 2002 Preliminary Feasibility Study exploration program from the Donlin Creek gold deposit in Alaska.

Highlights

  In-fill drilling confirms high-grade continuity. Drilling highlights include: Drill Hole DC02-673 with 17.7 meters grading 8.8 (g/t) grams per tonne (58 feet grading 0.26 (oz/t) ounces per ton); and Hole DC02-677 with 59.3 meters grading 6.9 g/t (195 feet grading 0.20 oz/t) and 45.7 meters grading 6.0 g/t (150 feet grading 0.18 oz/t) (See table below for complete results).

  Exploration drilling discovers new gold zone north of the high-grade Acma Zone. Highlights from the first follow-up core hole includes: DC02-688 with 17.9 meters grading 5.6 g/t (59 feet grading 0.16 oz/t). Additional assays from this drill hole and other follow-up core holes are still pending.

  5,800 meters (19,000 feet) have been drilled to date in 65 holes. Assay results are complete for the first 30 holes in the program.

  AMEC E&C Services Limited of Vancouver (AMEC) has been engaged to continue to provide engineering support for the Pre-Feasibility Study on the Donlin Creek gold deposit.

Donlin Creek Pre-Feasibility Drilling In Progress

In March 2002, AMEC E&C Services Limited of Vancouver (AMEC) completed a preliminary independent economic assessment study of the mining, processing, metallurgical, and other economic factors necessary for the development of the Donlin Creek project. This preliminary economic assessment study estimated the capital cost, operating cost parameters, and the optimal scale of operation. The study showed that with further exploration and development work a conventional open-pit mining operation at a 2 g/t gold cut-off level should be economically viable at Donlin Creek.

In April 2002, NovaGold initiated the next phase of development with a US$8 million Pre-Feasibility Study drill program and engaged AMEC, to continue to provide additional engineering and design work for the Donlin Creek gold deposit. The program will include approximately $US6 million in drilling and $US2 million in engineering, environmental and other studies. It is anticipated that the company will expend a project total of $US10 million before the end of the year and thereby earn its 70% interest in the Donlin Creek Project.

New Akivik Gold Zone Discovered in Exploration Drilling

The Company is extremely encouraged with the results to date from the spring phase of the 2002 drill program. The drill program began in early-April with two diamond core drills and one reverse circulation rotary drill (RVC) working on the property. A multi-staged drill program has been designed to raise the level of confidence in the inferred drilled category and to expand the currently defined resource. The focus of the drill program will be on delineating additional near-surface, higher-grade resources. To date a total of 5,800 meters (19,000 feet) of core and RVC drilling has been completed in 65 drill holes (41 RVC and 24 core holes). Assay results are complete for the first 19 RVC holes and 11 of the core holes. Only 6 of these drill holes were infill with the remainder of the spring program focused on step-out exploration drilling to test high-priority targets and define new near surface resource potential around the existing resource areas. Significant mineralized intervals of intrusive porphyry and sedimentary rocks have been intercepted in these holes.

Several drill holes designed to test a major gold-in-soil anomaly more than 500 meters (1650 feet) north of the high-grade Acma zone have discovered a previously unrecognized gold zone of mineralized intrusive porphyry dikes and sills. Initial geologic modeling of this new mineralized area, called the Akivik Zone, indicates many similarities to the multi-million ounce Acma zone.

Initial RVC drill results include DR02-643 which included 6.1 meters grading 3.9 g/t (20 ft at 0.11 oz/t), 6.1 meters grading 2.4 g/t (20 ft at 0.07 oz/t) and an additional 32 meters grading 2.1 g/t (105 ft at 0.06 oz/t). The first follow-up core hole in this new zone includes DC02-688 with 17.9 meters grading 5.6 g/t (59 feet grading 0.16 oz/t) a second similar mineralized zone in the same hole is still pending assays. Further follow-up drilling of these very encouraging results is on-going and this new zone of mineralization remains completely open down dip and along strike to the northwest and southeast.

Other exploration drilling was also completed south of the Lewis Zone and west of Acma in the 400 Target area. Significant mineralized intervals of intrusive porphyry and sedimentary rocks were encountered in each of these areas. Follow-up step-out drilling designed to define new potential resources will be completed on these exploration targets during the summer program.

In-Fill Drilling Confirms Continuity of High-Grade Resource

The second diamond core drill successfully completed a series of in-fill holes perpendicular to the dominant drill direction in Acma to verify grade continuity. The intersections from drill holes DC02-673 and DC02-675 and DC02-677 are representative of this confirmatory drilling. As expected, these holes intercepted thick zones of dense quartz and arsenopyrite veining confirming the continuity of the Acma high-grade mineralization. Highlights include: Hole DC02-673: 17.7 meters grading 8.8 g/t Au (58 ft grading 0.26 oz/t); Hole DC02-675: 44.9 meters grading 3.7 g/t (147 ft at 0.11 oz/t) and 57.9 meters grading 4.9 g/t (190 ft at 0.14 oz/t); and Hole DC02-677: 59.3 meters grading 6.9 g/t (195 ft at 0.20 oz/t) and 45.7 meters grading 6.0 g/t (150 ft at 0.18 oz/t). These results confirm the geologic model for the mineralization and will be incorporated in the next resource estimate update.

Beginning with the summer program additional core drills may be added to the program to complete exploration target testing on a 100 meter by 100 meter drill grid around the perimeter of the modeled $300/oz pit boundary that is adjacent to but outside the existing Acma and Lewis resource areas. Core drilling will also upgrade inferred resources to the higher measured and indicated categories and complete further step-out exploration of high-priority exploration targets such as the new Akivik zone. This work will be completed as a series of drill programs throughout the summer and early-fall. Summary results should be reported by the middle of each month. A table entitled "Donlin Creek New Drill Results Highlights Table" was included. A complete summary table of all results from the program along with a series of drill hole location maps will be available for view and download on the NovaGold website (see link below). NovaGold Projects section of NovaGold’s website:
http://www.novagold.net/s/Projects.asp?PropertyInfoID=880

2002 Donlin Creek Gold Resource Estimates

In late-2001, NovaGold engaged the independent engineering firm MRDI Canada, a division of AMEC E&C Services Limited of Vancouver (AMEC), to complete a new resource estimate and preliminary economic assessment study based on NovaGold’s updated 3D geologic model including all exploration on the project through 2001. AMEC was contracted to complete these studies based upon its more than 40 years of experience in developing and building mines in Alaska and the Canadian North.

The independent geological analysis completed in January 2002 doubled the previous estimates of the contained gold resource at Donlin Creek. Dr. Stephen Juras, P.Geo., MRDI’s chief geologist in Vancouver, supervised the data verification and resource estimate updates. Dr. Juras is a Qualified Person as defined by National Instrument 43-101. MRDI has completed a technical report detailing the resource estimate parameters which is available for review at www.sedar.com. The 2002 Donlin Creek resource estimates were also included.

Donlin Creek Project Summary

Donlin Creek is one of the largest undeveloped gold deposits in the world. The deposit is located in Southwestern Alaska on 109 square kilometers (42 square miles) of private patented land. The project is 19 km (12 miles) north of a commercial barge site on the Kuskokwim River at the village of Crooked Creek, Alaska. A State of Alaska designated winter road connects the project to the barge site. The project has an all-season exploration camp for up to 75 people with an adjacent 1,500 meter (5,000 ft) runway that is directly serviced by commercial aircraft as large as the C-130 Hercules freighter.

The current scenarios focus on developing Donlin Creek’s shallower and higher-grade ore zones that would be amenable to low-cost open pit mining methods. The gold ores would be crushed, finely ground, and then fed to a flotation circuit to separate the gold bearing sulfide minerals from the rock. The high-grade sulfide concentrate would then be oxidized using pressure oxidation in an autoclave or with bio-oxidation. The gold would then be leached from the oxidized residue and the gold recovered with activated carbon. The current mining scenarios suggest Donlin Creek would have at least 14 years of mine life with an average grade of approximately 5 g/t (0.15 oz/t) for the first five years. It would mine between 8,000 and 20,000 tonnes of ore per day and would produce between 743,000 and 1,100,000 ounces of gold annually. Potential remains to further improve the overall gold recoveries and costs through process optimization, which will be the focus of additional engineering work.

NovaGold will earn a 70% interest in the deposit by spending US$10 million on exploration and development by 2011. NovaGold intends to complete its earn-in expenditures by the end of 2002 as part of the preliminary feasibility and project development work. Upon vesting by NovaGold, a joint venture between NovaGold and Placer Dome would be established, and Placer Dome would have 90 days to decide on one of three options: a) to remain at 30% interest and participate as a minority partner; or b) to convert to a 5% Net Profits Interest (NPI); or c) to exercise a back-in right to re-acquire a majority interest in the project (70% Placer Dome / 30% NovaGold) by expending three times that expended by NovaGold at the time the back-in is exercised, conducting a feasibility study, and making a decision to mine at a production rate of not less than 600,000 ounces of gold per year within a five year period from the exercise of the back-in.

About NovaGold

A diversified natural resource company, NovaGold acquires and develops precious metal deposits in North America. NovaGold has no debt, and has one of the largest gold resource bases of any junior mining company. The company generates revenue for exploration and development from its construction aggregate, gold royalties and land development operations in Nome, Alaska. NovaGold was the top performing stock on the Toronto Stock Exchange (symbol NRI) in 2001. The company also trades on the US OTC (symbol NVGLF). Financial reports and other information are available at www.novagold.net.

Item Six - Reasons for Confidential Filing

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Senior Officer

Janice A. Stairs, Corporate Secretary, (902) 492-2013

Item Nine - Statement of Senior Officer

"The foregoing accurately discloses the material change referred to herein."

Executed this 28th day of May, 2002 at Halifax, Nova Scotia by Janice A. Stairs, Corporate Secretary.

News Release	Toronto Stock Exchange: NRI U.S. OTC Symbol: NVGLF

NovaGold Discovers New Gold Zone at Donlin

May 22, 2002, Vancouver – NovaGold Resources Inc. is pleased to report on the first summary results from the 2002 Preliminary Feasibility Study exploration program from the Donlin Creek gold deposit in Alaska.

Highlights

  In-fill drilling confirms high-grade continuity. Drilling highlights include: Drill Hole DC02-673 with 17.7 meters grading 8.8 (g/t) grams per tonne (58 feet grading 0.26 (oz/t) ounces per ton); and Hole DC02-677 with 59.3 meters grading 6.9 g/t (195 feet grading 0.20 oz/t) and 45.7 meters grading 6.0 g/t (150 feet grading 0.18 oz/t) (See table below for complete results).
  Exploration drilling discovers new gold zone north of the high-grade Acma Zone. Highlights from the first follow-up core hole includes: DC02-688 with 17.9 meters grading 5.6 g/t (59 feet grading 0.16 oz/t). Additional assays from this drill hole and other follow-up core holes are still pending.
  5,800 meters (19,000 feet) have been drilled to date in 65 holes. Assay results are complete for the first 30 holes in the program.
  AMEC E&C Services Limited of Vancouver (AMEC) has been engaged to continue to provide engineering support for the Pre-Feasibility Study on the Donlin Creek gold deposit.

Donlin Creek Pre-Feasibility Drilling In Progress

In March 2002, AMEC E&C Services Limited of Vancouver (AMEC) completed a preliminary independent economic assessment study of the mining, processing, metallurgical, and other economic factors necessary for the development of the Donlin Creek project. This preliminary economic assessment study estimated the capital cost, operating cost parameters, and the optimal scale of operation. The study showed that with further exploration and development work a conventional open-pit mining operation at a 2 g/t gold cut-off level should be economically viable at Donlin Creek.

In April 2002, NovaGold initiated the next phase of development with a US$8 million Pre-Feasibility Study drill program and engaged AMEC, to continue to provide additional engineering and design work for the Donlin Creek gold deposit. The program will include approximately $US6 million in drilling and $US2 million in engineering, environmental and other studies. It is anticipated that the company will expend a project total of $US10 million before the end of the year and thereby earn its 70% interest in the Donlin Creek Project.

New Akivik Gold Zone Discovered in Exploration Drilling

The Company is extremely encouraged with the results to date from the spring phase of the 2002 drill program. The drill program began in early-April with two diamond core drills and one reverse circulation rotary drill (RVC) working on the property. A multi-staged drill program has been designed to raise the level of confidence in the inferred drilled category and to expand the currently defined resource. The focus of the drill program will be on delineating additional near-surface, higher-grade resources. To date a total of 5,800 meters (19,000 feet) of core and RVC drilling has been completed in 65 drill holes (41 RVC and 24 core holes). Assay results are complete for the first 19 RVC holes and 11 of the core holes. Only 6 of these drill holes were in-fill with the remainder of the spring program focused on step-out exploration drilling to test high-priority targets and define new near surface resource potential around the existing resource areas. Significant mineralized intervals of intrusive porphyry and sedimentary rocks have been intercepted in these holes.

Several drill holes designed to test a major gold-in-soil anomaly more than 500 meters (1650 feet) north of the high-grade Acma zone have discovered a previously unrecognized gold zone of mineralized intrusive porphyry dikes and sills. Initial geologic modeling of this new mineralized area, called the Akivik Zone, indicates many similarities to the multi-million ounce Acma zone. Initial RVC drill results include DR02-643 which included 6.1 meters grading 3.9 g/t (20 ft at 0.11 oz/t), 6.1 meters grading 2.4 g/t (20 ft at 0.07 oz/t) and an additional 32 meters grading 2.1 g/t (105 ft at 0.06 oz/t). The first follow-up core hole in this new zone includes DC02-688 with 17.9 meters grading 5.6 g/t (59 feet grading 0.16 oz/t) a second similar mineralized zone in the same hole is still pending assays. Further follow-up drilling of these very encouraging results is on-going and this new zone of mineralization remains completely open down dip and along strike to the northwest and southeast.

Other exploration drilling was also completed south of the Lewis Zone and west of Acma in the 400 Target area. Significant mineralized intervals of intrusive porphyry and sedimentary rocks were encountered in each of these areas. Follow-up step-out drilling designed to define new potential resources will be completed on these exploration targets during the summer program.

In-Fill Drilling Confirms Continuity of High-Grade Resource

The second diamond core drill successfully completed a series of in-fill holes perpendicular to the dominant drill direction in Acma to verify grade continuity. The intersections from drill holes DC02-673 and DC02-675 and DC02-677 are representative of this confirmatory drilling. As expected, these holes intercepted thick zones of dense quartz and arsenopyrite veining confirming the continuity of the Acma high-grade mineralization. Highlights include: Hole DC02-673: 17.7 meters grading 8.8 g/t Au (58 ft grading 0.26 oz/t); Hole DC02-675: 44.9 meters grading 3.7 g/t (147 ft at 0.11 oz/t) and 57.9 meters grading 4.9 g/t (190 ft at 0.14 oz/t); and Hole DC02-677: 59.3 meters grading 6.9 g/t (195 ft at 0.20 oz/t) and 45.7 meters grading 6.0 g/t (150 ft at 0.18 oz/t). These results confirm the geologic model for the mineralization and will be incorporated in the next resource estimate update.

Beginning with the summer program additional core drills may be added to the program to complete exploration target testing on a 100 meter by 100 meter drill grid around the perimeter of the modeled $300/oz pit boundary that is adjacent to but outside the existing Acma and Lewis resource areas. Core drilling will also upgrade inferred resources to the higher measured and indicated categories and complete further step-out exploration of high-priority exploration targets such as the new Akivik zone. This work will be completed as a series of drill programs throughout the summer and early-fall. Summary results should be reported by the middle of each month.

Donlin Creek New Drill Results Highlights Table

DHID	Interval(m)	Length(m)	Gold g/t	Length(ft)	Gold oz/t	Type	Objective
DR02-628	36.6 to 42.7	6.1	3.2	20.0	0.09	RVC	Exploration
DR02-629	25.9 to 29.0	3.1	11.1	10.0	0.32	RVC	Exploration
DR02-630	18.3 to 22.9	4.6	9.4	15.0	0.27	RVC	Exploration
DR02-639	39.6 to 44.2	4.6	3.2	15.0	0.09	RVC	Exploration
DR02-643	19.8 to 25.9	6.1	3.9	20.0	0.11	RVC	Exploration
	19.8 to 51.8	32.0	2.1	105.0	0.06	RVC	Exploration
DR02-645	15.2 to 27.4	12.2	2.9	40.0	0.09	RVC	Exploration
DC02-672	135.7 to 140.0	4.3	3.7	14.2	0.11	Core	Exploration
DC02-673	99.5 to 117.2	17.7	8.8	58.0	0.26	Core	In-Fill
DC02-674	43.0 to 47.0	4.0	6.7	13.1	0.19	Core	Exploration
	211.7 to 217.0	5.3	3.5	17.4	0.10	Core	Exploration
DC02-675	25.0 to 29.0	4.0	3.1	13.1	0.09	Core	In-Fill
	47.0 to 91.9	44.9	3.7	147.3	0.11	Core	In-Fill
	101.0 to 158.9	57.9	4.9	190.0	0.14	Core	In-Fill
	167.5 to 207.5	40	4.1	131.2	0.12	Core	In-Fill
DC02-677	4.0 to 16.5	12.5	4.2	41.0	0.12	Core	In-Fill
	57.0 to 63.0	6.0	7.5	19.7	0.22	Core	In-Fill
	83.5 to 142.8	59.3	6.9	194.6	0.20	Core	In-Fill
	150.1 to 195.8	45.7	6.0	149.8	0.18	Core	In-Fill
DC02-681	9.1 to 11.4	2.3	7.4	7.4	0.21	Core	Exploration
	35.5 to 62.8	27.3	3.6	89.4	0.10	Core	Exploration
	88.5 to 107.5	19.0	3.3	62.4	0.10	Core	Exploration
DC02-688	66.0 to 83.9	17.9	5.6	59.0	0.16	Core	Exploration

A complete summary table of all results from the program along with a series of drill hole location maps will be available for view and download on the NovaGold website (see link below).

NovaGold Projects section of NovaGold’s website: http://www.novagold.net/s/Projects.asp?PropertyInfoID=880

2002 Donlin Creek Gold Resource Estimates

In late-2001, NovaGold engaged the independent engineering firm MRDI Canada, a division of AMEC E&C Services Limited of Vancouver (AMEC), to complete a new resource estimate and preliminary economic assessment study based on NovaGold’s updated 3D geologic model including all exploration on the project through 2001. AMEC was contracted to complete these studies based upon its more than 40 years of experience in developing and building mines in Alaska and the Canadian North.

The independent geological analysis completed in January 2002 doubled the previous estimates of the contained gold resource at Donlin Creek. Dr. Stephen Juras, P.Geo., MRDI’s chief geologist in Vancouver, supervised the data verification and resource estimate updates. Dr. Juras is a Qualified Person as defined by National Instrument 43-101. MRDI has completed a technical report detailing the resource estimate parameters which is available for review at www.sedar.com.

The 2002 Donlin Creek resource estimates are as follows:

2.0 g/t cut off grade used in 2002 AMEC Economic Assessment Study
Resource	Tonnes	Grade	Contained
Category	(Millions)	Gold g/t	Ounces
Measured	5.054	3.84	623,000
Indicated	68.917	3.49	7,732,000
Total M&I:	73.971	3.51	8,347,000
Inferred	92.433	3.66	10,877,000

3.5 g/t elevated cut off grade for first 5 years production schedule
Resource	Tonnes	Grade	Contained
Category	(Millions)	Gold g/t	Ounces
Measured	2.225	5.36	383,000
Indicated	24.705	5.04	4,002,000
Total M&I:	26.930	5.06	4,385,000
Inferred	36.806	5.22	6,183,000

Notes: (1) Tonnes and Contained Ounces are rounded to the nearest 1,000.

Donlin Creek Project Summary

Donlin Creek is one of the largest undeveloped gold deposits in the world. The deposit is located in Southwestern Alaska on 109 square kilometers (42 square miles) of private patented land. The project is 19 km (12 miles) north of a commercial barge site on the Kuskokwim River at the village of Crooked Creek, Alaska. A State of Alaska designated winter road connects the project to the barge site. The project has an all-season exploration camp for up to 75 people with an adjacent 1,500 meter (5,000 ft) runway that is directly serviced by commercial aircraft as large as the C-130 Hercules freighter.

The current scenarios focus on developing Donlin Creek’s shallower and higher-grade ore zones that would be amenable to low-cost open pit mining methods. The gold ores would be crushed, finely ground, and then fed to a flotation circuit to separate the gold bearing sulfide minerals from the rock. The high-grade sulfide concentrate would then be oxidized using pressure oxidation in an autoclave or with bio-oxidation. The gold would then be leached from the oxidized residue and the gold recovered with activated carbon. The current mining scenarios suggest Donlin Creek would have at least 14 years of mine life with an average grade of approximately 5 g/t (0.15 oz/t) for the first five years. It would mine between 8,000 and 20,000 tonnes of ore per day and would produce between 743,000 and 1,100,000 ounces of gold annually. Potential remains to further improve the overall gold recoveries and costs through process optimization, which will be the focus of additional engineering work.

NovaGold will earn a 70% interest in the deposit by spending US$10 million on exploration and development by 2011. NovaGold intends to complete its earn-in expenditures by the end of 2002 as part of the preliminary feasibility and project development work. Upon vesting by NovaGold, a joint venture between NovaGold and Placer Dome would be established, and Placer Dome would have 90 days to decide on one of three options: a) to remain at 30% interest and participate as a minority partner; or b) to convert to a 5% Net Profits Interest (NPI); or c) to exercise a back-in right to re-acquire a majority interest in the project (70% Placer Dome / 30% NovaGold) by expending three times that expended by NovaGold at the time the back-in is exercised, conducting a feasibility study, and making a decision to mine at a production rate of not less than 600,000 ounces of gold per year within a five year period from the exercise of the back-in.

About NovaGold

A diversified natural resource company, NovaGold acquires and develops precious metal deposits in North America. NovaGold has no debt, and has one of the largest gold resource bases of any junior mining company. The company generates revenue for exploration and development from its construction aggregate, gold royalties and land development operations in Nome, Alaska. NovaGold was the top performing stock on the Toronto Stock Exchange (symbol NRI) in 2001. The company also trades on the US OTC (symbol NVGLF). Financial reports and other information are available at www.novagold.net.

For more information on NovaGold contact:

Rick Van Nieuwenhuyse, President & CEO
Los Gatos, California, USA
(408) 655-6766
E-mail: RickVann@NovaGold.net

Greg Johnson, Vice President, Corporate Development
Newcastle, Washington, USA
(907) 227-3963
E-mail: Greg.Johnson@NovaGold.net

Tony Hayes, CFA, Investor Relations
Toronto, Ontario, Canada
(416) 368-0882; Toll Free 1 (866) 243-1059
E-mail: Tony.Hayes@NovaGold.net